UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 13, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2021

On August 13, 2021, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2021 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the three months ended June 30, 2021, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2021		As of June 30, 2021
Assets
Cash and Due from Banks		47,981,981		42,323,448
Call Loans and Bills Purchased		589,776		385,421
Receivables under Resale Agreements		11,623,654		17,887,877
Guarantee Deposits Paid under Securities Borrowing Transactions		2,707,711		1,941,493
Other Debt Purchased		3,208,004		3,486,436
Trading Assets		12,589,294		13,910,770
Money Held in Trust		582,368		558,924
Securities	*2	43,697,262	*2	47,167,479
Loans and Bills Discounted	*1	83,704,675	*1	82,631,430
Foreign Exchange Assets		2,084,756		2,042,770
Derivatives other than for Trading Assets		1,719,349		1,335,646
Other Assets		6,174,020		4,105,801
Tangible Fixed Assets		1,135,449		1,127,636
Intangible Fixed Assets		620,224		609,925
Net Defined Benefit Asset		1,109,107		1,022,476
Deferred Tax Assets		31,402		27,243
Customers’ Liabilities for Acceptances and Guarantees		6,602,744		6,867,903
Reserves for Possible Losses on Loans		(575,572)		(543,592)
Reserve for Possible Losses on Investments		(0)		(0)

Total Assets		225,586,211		226,889,093

	(Millions of yen)
	As of March 31, 2021	As of June 30, 2021
Liabilities
Deposits	133,312,406	129,957,640
Negotiable Certificates of Deposit	17,192,572	19,681,826
Call Money and Bills Sold	1,312,790	1,219,870
Payables under Repurchase Agreements	18,607,255	22,193,696
Guarantee Deposits Received under Securities Lending Transactions	958,148	842,186
Commercial Paper	2,105,067	1,924,183
Trading Liabilities	8,115,377	7,576,190
Borrowed Money	7,441,822	7,394,138
Foreign Exchange Liabilities	532,042	505,906
Short-term Bonds	456,045	488,507
Bonds and Notes	10,321,672	10,364,435
Due to Trust Accounts	1,160,608	1,155,350
Derivatives other than for Trading Liabilities	1,739,671	1,330,630
Other Liabilities	5,862,013	5,581,521
Reserve for Bonus Payments	104,131	23,211
Reserve for Variable Compensation	2,935	3,560
Net Defined Benefit Liability	71,049	71,270
Reserve for Director and Corporate Auditor Retirement Benefits	683	495
Reserve for Possible Losses on Sales of Loans	1,074	911
Reserve for Contingencies	6,762	7,815
Reserve for Reimbursement of Deposits	22,099	20,887
Reserve for Reimbursement of Debentures	14,419	13,550
Reserves under Special Laws	3,135	3,127
Deferred Tax Liabilities	215,557	134,619
Deferred Tax Liabilities for Revaluation Reserve for Land	61,915	61,445
Acceptances and Guarantees	6,602,744	6,867,903

Total Liabilities	216,224,003	217,424,884

Net Assets
Common Stock and Preferred Stock	2,256,767	2,256,767
Capital Surplus	1,135,940	1,125,324
Retained Earnings	4,421,655	4,577,306
Treasury Stock	(7,124)	(7,154)

Total Shareholders’ Equity	7,807,239	7,952,243

Net Unrealized Gains (Losses) on Other Securities	1,132,460	1,076,695
Deferred Gains or Losses on Hedges	31,618	22,890
Revaluation Reserve for Land	136,384	135,318
Foreign Currency Translation Adjustments	(139,514)	(92,486)
Remeasurements of Defined Benefit Plans	288,088	255,570

Total Accumulated Other Comprehensive Income	1,449,035	1,397,988

Stock Acquisition Rights	134	114
Non-controlling Interests	105,797	113,861

Total Net Assets	9,362,207	9,464,209

Total Liabilities and Net Assets	225,586,211	226,889,093

(2) Quarterly Consolidated Statement of Income and Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the three months ended June 30, 2020		For the three months ended June 30, 2021
Ordinary Income		835,835		737,009
Interest Income		366,276		293,342
Interest on Loans and Bills Discounted		262,715		210,675
Interest and Dividends on Securities		59,632		46,524
Fiduciary Income		13,333		14,997
Fee and Commission Income		196,531		196,859
Trading Income		139,198		103,004
Other Operating Income		87,768		55,348
Other Ordinary Income	*1	32,726	*1	73,458
Ordinary Expenses		660,414		518,251
Interest Expenses		151,175		70,470
Interest on Deposits		55,515		14,464
Fee and Commission Expenses		39,728		39,405
Trading Expenses		1,390		128
Other Operating Expenses		41,257		26,394
General and Administrative Expenses		340,468		335,331
Other Ordinary Expenses	*2	86,394	*2	46,521

Ordinary Profits		175,421		218,757

Extraordinary Gains	*3	2,834	*3	28,954
Extraordinary Losses	*4	2,164	*4	1,530

Income before Income Taxes		176,092		246,181

Income Taxes:
Current		48,588		32,687
Deferred		4,955		(39,393)

Total Income Taxes		53,544		(6,705)

Profit		122,547		252,887

Profit Attributable to Non-controlling Interests		172		2,345

Profit Attributable to Owners of Parent		122,375		250,541

Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the three months ended June 30, 2020	For the three months ended June 30, 2021
Profit	122,547	252,887
Other Comprehensive Income	70,078	(48,156)
Net Unrealized Gains (Losses) on Other Securities	131,007	(53,348)
Deferred Gains or Losses on Hedges	(9,414)	(8,635)
Foreign Currency Translation Adjustments	(45,327)	38,509
Remeasurements of Defined Benefit Plans	(4,376)	(32,036)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(1,811)	7,353

Comprehensive Income	192,626	204,730

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	195,229	200,559
Comprehensive Income Attributable to Non-controlling Interests	(2,602)	4,170

Notes to Quarterly Consolidated Financial Statements

Changes in Accounting Policies

(Accounting Standard for Revenue Recognition and Others)

MHFG has applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) and others from the beginning of the first quarter ended June 30, 2021.

In accordance with “Accounting Standard for Revenue Recognition”, MHFG recognizes revenue at the time of the transfer of promised goods or services to the customer in an amount that reflects the consideration to which MHFG expects to be entitled in exchange for those goods or services.

In accordance with transitional treatment set out in the proviso of Article 84 of “Accounting Standard for Revenue Recognition”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2021, and the new accounting policies are applied from the beginning of the fiscal year.

As a result, Retained Earnings decreased by ¥724 million as of April 1, 2021. The impact on the quarterly consolidated statement of income for the fiscal quarter ended June 30, 2021 is immaterial.

In accordance with transitional treatment set out in the Article 28-15 of “Accounting Standard for Quarterly Financial Reporting and its Implementation Guidance” (ASBJ Statement No.12, March 31, 2020), the breakdown of revenue from contracts with customers in the previous first quarter consolidated cumulative period is not presented.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director and Executive Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors and Executive Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s position in their respective company (“Stock Compensation I”) and the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their position. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving our Five-Year Business Plan. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of June 30, 2021 was ¥3,929 million for 2,421 thousand shares (the carrying amount as of March 31, 2021 was ¥4,144 million for 2,554 thousand shares).

Reserves for Possible Losses on Loans

In light of the principles set forth in the report entitled “Japanese Financial Services Agency (“JFSA”)’s supervisory approaches to lending business and loan loss provisioning” published by JFSA in December 18, 2019, we have reflected the potential impact of the spread of COVID-19 and its prolongation on Reserves for Possible Losses on Loans for some credit. More specifically, we have estimated the expected loss amount that reflects the impact of the prolongation of COVID-19. The estimate includes the future prospect of business environment of each industry and the forecasted GDP growth rate as major assumptions. There are no material changes in the methods of the above accounting estimates and the major assumptions used in the quarterly consolidated financial statements from those of the previous fiscal year.

Adoption of the Consolidated Taxation System

MHFG and some domestic consolidated subsidiaries of the Group apply the Consolidated Taxation System from the first quarter ended June 30, 2021.

Application of tax-effect accounting to the Transition from the Consolidated Taxation System to the Group Aggregation System

MHFG and some domestic consolidated subsidiaries of the Group record amounts of deferred tax assets and deferred tax liabilities based on the provisions of tax laws prior to amendment under the treatment in Paragraph 3 of “Treatment of the application of the tax-effect accounting in relation to the transition from the consolidated tax system to the aggregate group system” (Practical Solutions No.39 March 31, 2020), without applying the provisions of Paragraph 44 of “Guidance on Accounting Standard for tax-effect accounting” (Implementation Guidance No.28 February 16, 2018), regarding the tax items for which review of the non-consolidated Tax Payment System was implemented in accordance with the transition to the aggregated group system established under the “Act for Partial Revision of the Income Tax Act, etc.” (Act No. 8 of 2020) and the transition to the aggregated group system.

Notes to Quarterly Consolidated Balance Sheet

*1.	Non-Accrual, Past Due & Restructured Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2021	As of June 30, 2021
Loans to Bankrupt Obligors	19,554	17,842
Non-Accrual Delinquent Loans	415,318	351,614
Loans Past Due for Three Months or More	534	1,110
Restructured Loans	377,049	412,976
Total	812,457	783,544

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2021	As of June 30, 2021
1,407,731	1,373,837

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the three months ended June 30, 2020	For the three months ended June 30, 2021
Gains on Sales of Stocks	22,219	49,408

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the three months ended June 30, 2020	For the three months ended June 30, 2021
Losses on Sales of Stocks	16,017	15,358
Provision for Reserves for Possible Losses on Loans	34,178	—

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the three months ended June 30, 2020	For the three months ended June 30, 2021
Gains on Cancellation of Employee Retirement Benefit Trust	—	28,656

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the three months ended June 30, 2020	For the three months ended June 30, 2021
Losses on Disposition of Fixed Assets	993	1,104
Losses on Impairment of Fixed Assets	1,170	425

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the three months ended June 30, 2021. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the three months ended June 30, 2020 and 2021 are as follows:

	(Millions of yen)
	For the three months ended June 30, 2020	For the three months ended June 30, 2021
Depreciation	40,245	41,760
Amortization of Goodwill	937	932

Changes in Net Assets

For the three months ended June 30, 2020

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2020 The Board of Directors	Common Stock	95,208	3.75	March 31, 2020	June 8, 2020	Retained Earnings

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2020 include ¥73 million of cash dividends on treasury stock held by BBT trust account.
	2.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Cash Dividends per Share is recorded at the amount before the share consolidation.

For the three months ended June 30, 2021

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2021 The Board of Directors	Common Stock	95,201	37.50	March 31, 2021	June 8, 2021	Retained Earnings

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2021 include ¥95 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the three months ended June 30, 2020

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	146,521	112,550	114,556	169,267	11,476	3,719	558,089
General and administrative expenses (excluding Non-Recurring Losses and others)	160,720	53,380	62,864	52,584	7,879	3,216	340,643
Equity in income from investments in affiliates	1,715	1,481	2,802	—	9	(149)	5,857
Amortization of goodwill and others	564	25	90	210	1,911	251	3,051
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(13,048)	60,626	54,404	116,473	1,695	102	220,252

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥(11,469) million, of which ¥(12,827) million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2021, reclassification was made on the above table to reflect the relevant change.

For the three months ended June 30, 2021

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	162,620	101,965	123,430	122,436	14,300	14,827	539,578
General and administrative expenses (excluding Non-Recurring Losses and others)	161,407	51,021	62,904	53,923	8,183	5,930	343,368
Equity in income from investments in affiliates	6,031	1,275	4,729	—	289	430	12,754
Amortization of goodwill and others	540	24	90	201	1,812	(520)	2,146
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	6,704	52,195	65,165	68,312	4,594	9,847	206,817

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥12,427 million, of which ¥12,444 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the three months ended June 30, 2020 and 2021, are as follows:

	(Millions of yen)
	For the three months ended June 30, 2020	For the three months ended June 30, 2021
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	220,252	206,817
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	3,226	10,183
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(41,177)	(5,483)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	2,176	8,147
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	(1,500)	11,540
Net Extraordinary Gains (Losses)	670	27,423
Others	(7,556)	(12,449)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	176,092	246,181

Financial Instruments

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2021.

Securities

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2021.

Money Held in Trust

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2021.

Derivatives Information

The classification, type, contract value, fair value and unrealized gains (losses) which are material for the operation of corporate group and have changed significantly in comparison to the end of fiscal year ended March 31, 2021 are as follows;

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2021

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Interest Rate Swaps	1,040,320,952	201,427	201,427
Inter-Company or Internal Transactions	Interest Rate Swaps	18,582,112	(105,653)	(105,653)

Total		—	95,773	95,773

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, October 8, 2020) and others are excluded from the above table.

As of June 30, 2021

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Interest Rate Swaps	1,045,229,701	284,153	284,153
Inter-Company or Internal Transactions	Interest Rate Swaps	21,337,517	(102,117)	(102,117)

Total		—	182,035	182,035

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, October 8, 2020) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2021

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Swaps	69,875,350	44,712	44,670
Inter-Company or Internal Transactions	Swaps	2,214,554	(10,879)	14,122

Total		—	33,832	58,793

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of June 30, 2021

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Swaps	70,840,760	154,106	55,954
Inter-Company or Internal Transactions	Swaps	2,146,790	(6,452)	13,546

Total		—	147,653	69,501

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

Revenue recognition

(Millions of yen)
For the three months ended June 30, 2021
Ordinary Income	737,009
Fee and Commission Income	196,859
Securities-related business	50,330
Deposits and Lending business (1)	53,169
Remittance business	27,328
Trust-related business	17,241
Agency business	8,095
Guarantee-related business (2)	8,143
Fees for other customer services	32,549
Fiduciary Income	14,997

Other Ordinary Income (1)	525,152

Notes:

(1)	Part of these amounts are considered to be revenues from contracts that are within the scope of “Accounting Standard for Revenue Recognition”.
(2)	These amounts are revenues from contracts that do not meet the scope of “Accounting Standard for Revenue Recognition”.
(3)

In the above table, revenues that are within the scope of “Accounting Standard for Revenue Recognition” are mainly generated from “Retail & Business Banking Company”, “Corporate & Institutional Company” and “Global Corporate Company”.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the three months ended June 30, 2020	For the three months ended June 30, 2021
(1) Net Income per Share of Common Stock	Yen	48.25	98.81
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	122,375	250,541
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	122,375	250,541
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,536,083	2,535,338

(2) Diluted Net Income per Share of Common Stock	Yen	48.25	98.81
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	99	77
Stock Acquisition Rights	Thousands of shares	99	77
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Notes)	1.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are calculated under the assumption that the share consolidation had been adopted at the beginning of fiscal 2020.
	2.	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the three months ended June 30, 2020 was 1,905 thousand, and the average number of such Treasury Stock shares deducted during the three months ended June 30, 2021 was 2,499 thousand.

II.	Others

At the meeting of the Board of Directors held on May 14, 2021, the year-end cash dividends for the 19th term were resolved as follows:

Total amount of year-end cash dividends	¥95,201 million
Year-end cash dividends per share
Common Stock	¥37.50
Effective date and starting date of dividend payments	June 8, 2021